UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-42534

HEIDMAR MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

 89 Akti Miaouli
Piraeus, Greece 18538
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2025, Heidmar Maritime Holdings Corp. (“Heidmar” or the “Company”) received the resignation of Jim Lawrence, a director to the board of directors (the “Board”) of the Company, effective as of the same day. Mr. Lawrence’s decision to resign was due to health reasons and was not related to any disagreement with the Company on any matter relating to its operations, policies or practices. The Company will commence a search process for a suitable replacement to fill the vacancy on the Board in due course.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEIDMAR MARITIME HOLDINGS CORP.
(Registrant)

Dated: June 3, 2025

	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer